

January 22, 2010

Via Facsimile (206) 389-4511 and U.S. Mail

Alan C. Smith, Esq.
Fenwick & West LLP
1191 Second Avenue, 10th Floor
Seattle, WA 98101

> **Re: Sonosite, Inc.**
> **Schedule TO-I filed January 19, 2010**
> **File No. 005-54269**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Offer to Purchase

Summary Term Sheet, page 1

1.   We note that on page 3 you refer security holders to section 2 of the offer document to find disclosure relating to the effect of the offer on the number of recordholders of your common stock. That information does not appear to have been included in section 2 of the offer document. Please revise.

The Tender Offer

<u>Conditions of the Tender Offer – Page 23</u>

2.   We refer to the first sentence of the last paragraph of this section. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of objective verification, and outside of your control. The phrase "regardless of the circumstances (including our action or inaction) that give rise to the conditions . . . " implies that you may assert an offer condition even when the condition is "triggered" by your own action or inaction. Please revise the disclosure to remove the implication that you may trigger a condition through your action or inaction.

3.   Refer to the disclosure in the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, the bidder must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

4.   Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform security holders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company's understanding in your response letter.

<u>Letter of Transmittal</u>

5.   We note that in the Letter of Transmittal you require a tendering security holder to covenant, represent and warrant that he or she has "read, understands and agrees to all of the terms of the offer." The form improperly asks security holders to represent that they have read and understood the terms of the offer. Please revise to delete the requirement that security holders provide this representation. Alternatively, amend the form to include a legend in bold typeface that indicates you do not view the certification made by security holders that they have read and understand the offer materials as a waiver of liability and that you agree not to assert that this provision constitutes a waiver of liability.

6.   Provide an analysis supporting the legend relating to Treasury Department Circular 230 or delete the legend.

Exhibit (a)(5)(A)

7.   We note your reference in this press release to forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please confirm your understanding of the note above and that you will avoid making reference to that Act in all future communications in connection with the tender offer.

8.   We note the disclaimer in the last paragraph of this press release that you do not undertake any obligation to update any forward-looking statements. This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 13e-4(c)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please confirm your understanding.

Closing Information

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the bidder is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

        In connection with responding to our comments, please provide, in writing, a statement from the issuer acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions